Exhibit 21.1

Subsidiaries of Vsource, Inc.

Name	Jurisdiction of Incorporation
Virtual Source, Inc.	Nevada

Vsource (USA) Inc.	Delaware

Vsource (California) Inc.	California

Vsource (CI) Ltd	Cayman Islands

Vsource (Asia) Ltd	Hong Kong

Vsource (Australia) Pty Ltd	Australia

Vsource (BVI) Ltd	British Virgin Islands

Vsource (Singapore) Pte Ltd	Singapore